

4310284

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

AUG 21 2019

ARTICLES OF INCORPORATION

OF

ORBITAL ASSEMBLY CORPORATION

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under the General Corporation Law of California.

ARTICLE 1 - NAME

The name of the Corporation is ORBITAL ASSEMBLY CORPORATION (hereinafter, "Corporation").

ARTICLE 2 - PURPOSE OF CORPORATION

The Purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3 - PRINCIPAL OFFICE

The address of the principal office of this Corporation is 8780 19th Street, Suite 324, Alta Loma, California 91701 and the mailing address is the same.

ARTICLE 4 - INITIAL AGENT FOR SERVICE OF PROCESS

The name of this Corporation's initial agent for service of process is Spiegel & Utrera, P.A., which will do business in California as Spiegel & Utrera, P.C.

SPIEGEL & UTRERA, P.C.
LAWYERS

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

ARTICLE 5 - CORPORATE CAPITALIZATION

5.1   This Corporation is authorized to issue only one class of shares, which shall be designated "common" shares. The total number of such shares authorized to be issued is 100,000,000 shares. The par value is $0.0001 per share.

5.2   All shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

5.3   All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

5.4   No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any right of first refusal that the Board of Director(s) may deem advisable in connection with such issuance.

5.5   The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the Bylaws of the Corporation.

ARTICLE 6 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 7 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.



SPIEGEL & UTRERA, P.C.
L A W Y E R S

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

ARTICLE 8 - BYLAWS

Except as provided in Section 212 of the California Corporations Code, the Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary for taking such action.

ARTICLE 9 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of California.

ARTICLE 10 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of California, and all rights conferred upon Shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.



SPIEGEL & UTRERA, P.C.

LAWYERS

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

4310284

I declare that I am the person who executed the above instrument, and that this instrument is my act and deed on this 8-21-19 .



Elsie Sanchez, Incorporator

